EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

NAME	PERCENTAGE OWNERSHIP (%)	STATE OF ORGANIZATION
Ladenburg Thalmann & Co. Inc.	100	Delaware

Ladenburg Capital Management Inc.	100	New York

Ladenburg Thalmann Asset Management Inc.*	100	New York

*	Wholly owned by Ladenburg Thalmann & Co. Inc.

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.